EXHIBIT 99.3

CONSENT OF RED PENNANT GEOSCIENCE LTD.

We hereby consent to the use of our name contained in the technical report Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, effective February 16, 2023, by Red Pennant Geoscience Ltd and the reference as an expert incorporated by reference to the Company’s Registration Statements on Form S-8 (SEC File No.: 333-195120) and Form F-3 (SEC File Nos.: 333-226963 and 252081).

Red Pennant Geoscience Ltd.

Dated: February 27, 2023	By:	/s/ Mike O’Brian
Michael O’Brien, P. Geo